

Lend Lease
CORPORATION



03032752

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

10 October 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

PROCESSED
OCT 2 9 2003
THOMSON
FINANCIAL

SEC MAIL RECEIVED
OCT 1 6 2003
WASH. D.C. 181 SECTION

SUPPL

Re: Company: **Lend Lease Corporation Limited**
        File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents
are submitted in respect of the above registration:

Date	Documents
6 October 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
7 October 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
7 October 2003	Announcement to Australian Stock Exchange Actus Lend Lease Selected as Developer by U.S. Air Force for Military Housing Project in Hawaii
8 October 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
9 October 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice
9 October 2003	Announcement to Australian Stock Exchange Notification of Share Cancellation
10 October 2003	Announcement to Australian Stock Exchange Appendix 3E - Daily Share Buyback Notice

Yours faithfully

A HO
Assistant Company Secretary



Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

6 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

Pages: Three (3) pages

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Dear Sir

Re: Stock Exchange Announcement
**   Appendix 3E - Daily Share Buyback Notice**

Attached is an Appendix 3E in relation to shares bought back on Friday 3 October 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity

LEND LEASE CORPORATION LIMITED

ABN

32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1 Type of buy-back

On-market

2 Date Appendix 3C was given to ASX

29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

	Before previous day	Previous day
3 Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	22,857,454	160,000
4 Total consideration paid or payable for the shares	$214,693,249	$1,646,560

Appendix 3E
Daily share buy-back notice

	Before previous day	**Previous day**

| 5 | If buy-back is an on-market buy-back | highest price paid: $10.82 <br> date: 1-Sep-03

 lowest price paid: $8.20 <br> date: 4-Jul-03 | highest price paid: $10.35

 lowest price paid: $10.20

 highest price allowed <br> under rule 7.33: $10.6617 |

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	20,435,366

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: ......*S. Sharpe*...............   Date: 6/10/03
(~~Director~~/Company secretary)

Print name: S J Sharpe



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

7 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Monday 6 October 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Orig in: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	23,017,454	50,816
4	Total consideration paid or payable for the shares	$216,339,809	$523,415

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.33 lowest price paid: $10.25 highest price allowed under rule 7.33: $10.7436

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

20,384,550

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .....S. Sharpe..............   Date: 7/10/03
                              (Director/Company secretary)

Print name: S J Sharpe



Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

7 October 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

www.lendlease.com

The Manager   The Manager
Companies Section   Companies Section
Australian Stock Exchange Limited (Sydney)   New Zealand Exchange Limited

By electronic lodgement   By email: announce@nzx.com

Pages: One (1) page

Dear Sir

RECEIVED
OCT 1 6 2003
181

STOCK EXCHANGE ANNOUNCEMENT

ACTUS LEND LEASE SELECTED AS DEVELOPER BY U.S. AIR FORCE FOR MILITARY HOUSING PROJECT IN HAWAII

Lend Lease Corporation Limited ("Lend Lease") today announced that Actus Lend Lease has been selected by the Department of the Air Force ("U.S. Air Force") as the developer for high quality military homes for U.S. Air Force service members and their families, at Hickam Air Force Base in Hawaii. Actus Lend Lease and the Air Force will work together over the next few months to finalise all documents and plans.

The Hickam Housing Privatization Initiative (HPI) Project covers the building and renovation of 1,356 homes, involving an expenditure of approximately US$200 million in the development scope over the first five years. Approximately US$1.1 billion will be generated in total revenues over the 50 year term of the Project, during which time Actus Lend Lease will have exclusive responsibility for the operation of the Project.

The U.S. Air Force is expected to award the final contract in February 2004.

This project is in addition to the previously announced selection of Actus Lend Lease by the U.S. Army as the preferred developer for its US$1.7 billion development scope privatisation project in Hawaii.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S J SHARPE
Company Secretary



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

8 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice

Attached is an Appendix 3E in relation to shares bought back on Tuesday 7 October 2003.

Yours faithfully

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	**Previous day**
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	23,068,270	136,706
4	Total consideration paid or payable for the shares	$216,863,224	$1,426,049

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.48 lowest price paid: $10.31 highest price allowed under rule 7.33: $10.7877

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	20,247,844

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: _S. Sharpe_ .... Date: 8/10/03
(~~Director~~/Company secretary)

Print name: S J Sharpe



Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

9 October 2003

The Manager   The Manager
Companies Section   Companies Section
Australian Stock Exchange Limited (Sydney)   New Zealand Exchange Limited

By electronic lodgement   By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement
             Appendix 3E - Daily Share Buyback Notice**

Attached is an Appendix 3E in relation to shares bought back on Wednesday 8 October 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market

2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	23,204,976	349,100
4	Total consideration paid or payable for the shares	$218,289,273	$3,664,020

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.52 lowest price paid: $10.44 highest price allowed under rule 7.33: $10.7982

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

19,898,744

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: *S. Sharpe*   Date: 9/10/03
         (~~Director~~/Company secretary)

Print name: S J Sharpe

Lend Lease
CORPORATION

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

9 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

Pages: Ten (10) pages

The Manager
Companies Section
New Zealand Exchange Limited

By email: announce@nzx.com

Dear Sir

Re: Stock Exchange Announcement
Notification of Share Cancellation

Attached is a copy of Form 484 lodged with the Australian Securities and Investments Commission today in relation to the cancellation of 2,367,559 ordinary shares pursuant to the Company's on-market share buyback. The current issued capital of Lend Lease Corporation Limited is 420,944,437.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary



ASIC

Australian Securities & Investments Commission

Change to company details

Form 484 — Corporations Act 2001

Section C

Section C may be lodged independently if no changes are to be notified via Sections A or B.

Use this form to notify ASIC of:

C1 **Change to share structure table**
C2 **Issue of shares**
C3 **Cancellation of shares**
C4 **Changes to members' register**

Related Forms
484 A - change of address, name (officeholders or members), details (ultimate holding company)
484 B - appoint/cease officeholder, change special purpose company status

If there is insufficient space in any section of the form, you may
photocopy the relevant page(s) and submit as part of this lodgement

---

Company details

Company name

| Lend Lease Corporation Limited |

ACN/ABN

| 32 000 226 228 |

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Section C completion guide

Standard share codes
Refer to the following table for the
share class codes for sections C1, C2,
C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide a full title for the shares.

If you are not using the standard share class code, enter a code of no more than 4 letters and then
show the full title.

Continues on next page...

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed).

Completion of this table is optional.

	C1 - Change to share structure table	C2 - Issue of shares	C3 - Cancellation of shares	C4 - Change to members register
Issue of shares				
☐ Proprietary company	✓	✓	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	✓	Not required	✓
☐ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☒ if not in response to the Annual company statement	Not required	Not required	✓	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	✓	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205.

C1 Change to share structure table

Where the share class has changed (eg. as a result of the issue or cancellation or shares), please show the updated details for this share class in the table below. Details of share classes that have not changed are not required here.

Share class code	Full title if not standard	Total number issued	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐ ☐ / ☐ ☐ / ☐ ☐
[D   D] [M   M] [Y   Y]

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share

Earliest date of change

Please indicate the earliest date that any of the above changes occured

☐ ☐ / ☐ ☐ / ☐ ☐
[D   D] [M   M] [Y   Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes** (if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.)

☐ **No** (if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.)

C3 Cancellation of shares

Reason for cancellation
Please indicate the reason that shares have been cancelled (select one or more boxes)

Redeemable preference shares — **S.254J**

- [ ] Redeemed out of profits
- [ ] Redeemed out of proceeds of a fresh issue of shares

Capital reduction — **S.256A – S.256E**

- [ ] Single shareholder company
- [ ] Multiple shareholder company. A Form 2560 must be lodged before a capital reduction takes place

Share buy-back — **ss.257H(3)**

- [ ] Minimum holding buy-back only
- [x] Other buy-back type. A form 280 or 281 must be lodged at least 14 days, and no more than 1 year before the share buy-back can take place

- [ ] Forfeited shares — **S.258D**

Shares returned to a public company — **ss.258E(2) & (3)**

- [ ] Under section 651C, 724(2), 737 or 738
- [ ] Under section 1325A (court order)

- [ ] **Other**

Description

Give section reference

Details of cancelled shares

List the details of shares cancelled in the following table

Share class code	Number of shares cancelled	Amount paid (cash or otherwise)
ORD	2,367,559	$24,146,827

Earliest date of change

Please indicate the earliest date that any of the above changes occured

2	6	/	0	9	/	0	3

[D   D] [M   M] [Y   Y]

C4 **Changes to the register of members**

Use this section to notify changes to the register of members for your company (changes to the shareholdings of members):
- If there are 20 members or less in a share class, all changes need to be notified
- If there are more than 20 members in a share class, only changes to the top twenty need be notified (s178B).
- If shares are jointly owned, provide names and addresses of all joint - owners on a separate sheet, clearly indicating the share class and with whom the shares are jointly owned.

Please complete a separate section below for each member

The changes apply to
Please indicate the name and address of the member whose shareholding has changed

☐ Family name | Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City | State/Territory

Postcode | Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

Date ☐☐ / ☐☐ / ☐☐
[D   D] [M   M] [Y   Y]

Date of entry of member's name in register
(New members only)

Date ☐☐ / ☐☐ / ☐☐
[D   D] [M   M] [Y   Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address
of the member whose shareholding has
changed

☐ Family name

Given names

☐ **OR**
Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any
of the above changes occurred

Date
[D   D] / [M   M] / [Y   Y]

Date of entry of member's name in register
(New members only)

Date
[D   D] / [M   M] / [Y   Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address
of the member whose shareholding has
changed

☐ Family name

Given names

☐ **OR**
Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode   Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any
of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D   D] [M   M] [Y   Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D   D] [M   M] [Y   Y]

C4 Continued... **Further changes to the register of members**

The changes apply to
Please indicate the name and address
of the member whose shareholding has
changed

☐ Family name

Given names

OR

☐ Company name

ACN/ ARBN/ ABN

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City

State/Territory

Postcode

Country (if not Australia)

The changes are

Share class code	Shares increased by (number)	Shares decreased by (number)	Number now held	Total $ paid on these shares	Total $ unpaid on these shares	Fully paid (y/n)	Beneficially held (y/n)	Top 20 member (y/n)

Earliest date of change
Please indicate the earliest date that any
of the above changes occurred

Date
☐☐ / ☐☐ / ☐☐
[D   D]   [M   M]   [Y   Y]

Date of entry of member's name in register
(New members only)

Date
☐☐ / ☐☐ / ☐☐
[D   D]   [M   M]   [Y   Y]

File No 82-5498

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Susan June Sharpe

Capacity

[ ] Director

[x] Company secretary

Signature

S. Sharpe

Date signed

[0][9] / [1][0] / [0][3]
[D D] [M M] [Y Y]

Lodging party details

Please notify the registered agent details (if applicable) and to whom queries about this form should be directed.

Registered Agent details
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent name

ASIC registered agent number

Queries about this form
You can nominate an officeholder, lodging party or ASIC registered agent

If there is a query regarding this form, ASIC should contact (Choose one of the following)

[x] Signatory above

[ ] ASIC registered agent above

[ ] Name of lodging party

Office, unit, level, or PO Box number

Street number and Street name

Suburb/City   State/Territory

Postcode   Country (if not Australia)

DX Number   DX City/suburb

Telephone Number

 **Mail**
Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au/easylodge

ASIC Form 484 Section C 1 July 2003

Page 9 of 9



Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

10 October 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

The Manager
Companies Section
New Zealand Exchange Limited

By electronic lodgement

By email: announce@nzx.com

Pages: Three (3) pages

Dear Sir

**Re: Stock Exchange Announcement
Appendix 3E - Daily Share Buyback Notice**

Attached is an Appendix 3E in relation to shares bought back on Thursday 9 October 2003.

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and
selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of Entity	ABN
LEND LEASE CORPORATION LIMITED	32 000 226 228

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	29 May 2003

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	23,554,076	242,703
4	Total consideration paid or payable for the shares	$221,953,292	$2,539,511

+ See chapter 19 for defined terms.

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $10.82 date: 1-Sep-03 lowest price paid: $8.20 date: 4-Jul-03	highest price paid: $10.47 lowest price paid: $10.44 highest price allowed under rule 7.33: $10.8675

Participation by directors

6   Deleted 30/9/2001.

How many shares may still be bought back?

7   If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back

19,656,041

Compliance statement

1. The company is in compliance with all Corporations Law requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: *S. Sharpe*   Date: 10/10/03
           (~~Director~~/Company secretary)

Print name: S J Sharpe